Exhibit 99.1

Date: October 4, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Court Approves Convening of Meetings to Consider Proposed Schemes

Highlights

●	The Federal Court of Australia has today made orders for the convening of the Scheme Meetings and approving the dispatch of the Scheme Booklet.

●	The Scheme Meetings will be held on Wednesday, 8 November 2023, with the Share Scheme Meeting beginning at 10:00am (Melbourne time) and the Option Scheme Meeting beginning at the later of the conclusion of the Share Scheme Meeting and 10:30am (Melbourne time).

●	The Scheme Booklet is expected to be dispatched to Incannex shareholders and optionholders on or before 9 October 2023.

●	The Independent Expert has concluded that the Share Scheme is in the best interest of Incannex shareholders and that the Option Scheme is in the best interest of Incannex optionholders.

●	The Incannex Board unanimously recommends that Incannex shareholders and optionholders vote in favour of their respective Scheme, subject to, in respect of the Share Scheme, the Independent Expert continuing to conclude that the Share Scheme is in the best interest of Incannex shareholders and, in respect of the Option Scheme, the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Incannex optionholders.

Incannex Healthcare Limited (ASX:IHL) (Incannex or the Company) is pleased provide an update in relation to the share and option schemes of arrangement between Incannex and its shareholders (Share Scheme) and Incannex and its optionholders (Option Scheme and together with the Share Scheme, the Schemes) pursuant to which Incannex Healthcare Inc. (Incannex US) will acquire 100% of Incannex issued shares and become the new parent entity of the Incannex group, and all Incannex options will be cancelled, as previously announced by the Company to ASX on 10 July 2023.

Court Orders

The Federal Court of Australia (Court) has today made orders approving:

●	the convening by Incannex of separate meetings of Incannex shareholders and Incannex optionholders to consider and vote on the Share Scheme and Option Scheme, respectively (Scheme Meetings); and

●	the dispatch of an explanatory statement providing information about the Schemes, together with notice of meeting for each of the Scheme Meetings (together, the Scheme Booklet), to Incannex shareholders and Incannex optionholders.

Scheme Meetings

The Scheme Meetings will be held on Wednesday, 8 November 2023 at the offices of Thomson Geer at Level 23, Rialto South Tower, 525 Collins Street Melbourne, Victoria 3000, with the Share Scheme Meeting beginning at 10:00 am (Melbourne time) and the Option Scheme Meeting beginning at the later of the conclusion of the Share Scheme Meeting and 10:30 am (Melbourne time).

Date: October 4, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Further information on the Scheme Meetings, and information regarding how to participate in, the Scheme Meetings is provided in the notices of meeting for the Scheme Meetings included in the Scheme Booklet to be released by Incannex. If Incannex shareholders or Incannex optionholders have additional questions about the Scheme Booklet or the Schemes, please contact the Incannex Schemes Information Line on 1300 429 179 (within Australia) or +61 2 7208 4522 (outside Australia) between 8:30 am and 7:00 pm (Melbourne time) Monday to Friday, excluding public holidays.

All Incannex shareholders and Incannex optionholders registered as at 7:00pm (Melbourne time) on Monday, 6 November 2023 will be eligible to vote at the relevant Scheme Meeting.

All Incannex shareholders and Incannex optionholders are encouraged to vote by attending the relevant Scheme Meeting in person or by attorney or corporate representative, or alternatively by completing and ensuring the proxy form accompanying the Scheme Booklet is received by 10:00 am (Melbourne time) on Monday, 6 November 2023 in respect of the Share Scheme Meeting, and 10:30 am (Melbourne time) on Monday, 6 November 2023 in respect of the Option Scheme Meeting.

Scheme Booklet

The Scheme Booklet will be released to ASX and sent to Incannex shareholders and Incannex optionholders following registration with the Australian Securities and Investments Commission. It will also be made available on Incannex’s website at https://www.incannex.com/.

The Scheme Booklet is expected to be dispatched to Incannex shareholders and Incannex optionholders on or before 9 October2023.

Incannex shareholders and Incannex optionholders who have previously elected to receive electronic communications from Incannex will be sent an email containing instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies for the Scheme Meetings and for small parcel holders, instructions on how to make an election to opt-out of the sale facility to be operated in relation to the Share Scheme and to receive Incannex US shares as consideration under the Share Scheme.

Incannex shareholders and Incannex optionholders who have previously elected to receive only hard copy documents will be sent a letter (sent by post to their registered address) containing instructions regarding accessing a copy of the Scheme Booklet, together with a hard copy of the Scheme Booklet, a personalised proxy form for the relevant Scheme Meeting and a small parcel holder election form (for Incannex shareholders that Incannex considers, or reasonably believes, will be small parcel holders on the record date for the Share Scheme).

Incannex shareholders and Incannex optionholders who have made no election as to how to receive communications from the Company will receive a letter (sent by post to their registered address) containing instructions regarding accessing a copy of the Scheme Booklet, together with a hard copy of a personalised proxy form for the relevant Scheme Meeting. and a small parcel holder election form (for Incannex shareholders that Incannex considers, or reasonably believes, will be small parcel holders on the record date for the Share Scheme).

Incannex shareholders and Incannex optionholders should carefully read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of the Schemes.

Independent Expert’s Report and Directors’ Recommendation

The Scheme Booklet will include a copy of the independent expert’s report prepared by Findex Corporate Finance (Aust) Ltd (Independent Expert), which concludes that the Share Scheme is in the best interest of Incannex shareholders, and also that the Option Scheme is in the best interest of Incannex optionholders. The conclusion of the Independent Expert should be considered in the context of the full Independent Expert’s report (which is included as Annexure A of the Scheme Booklet) and the Scheme Booklet.

Date: October 4, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

The Directors of Incannex continue to unanimously recommend that:

●	Incannex shareholders vote in favour of the Share Scheme at the Share Scheme Meeting, subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interest of -Incannex shareholders; and

●	Incannex optionholders vote in favour of the Option Scheme at the Option Scheme Meeting, subject to the Independent Expert continuing to conclude that the Option Scheme is in the best interest of Incannex optionholders.

Subject to those same qualifications, each member of the Incannex Board intends to vote, or cause to be voted, all Incannex shares or Incannex options held or controlled by them at the time of the Scheme Meetings in favour of the Share Scheme or Option Scheme (as applicable).

Indicative timetable

The key dates expected for the Scheme are set out below.*

Dispatch of Scheme Booklet	9 October 2023
Latest time and date for lodgement of completed Proxy Forms for the Scheme Meetings	10:00am (Melbourne time) on 6 November 2023 for the Share Scheme Meeting 10:30am (Melbourne time) on 6 November 2023 for the Option Scheme Meeting
Time and date for determining eligibility of Shareholders to vote at the Share Scheme Meeting and Optionholders to vote at the Option Scheme Meeting	7:00pm (Melbourne time) on 6 November 2023
Share Scheme Meeting	10:00am (Melbourne time) on 8 November 2023
Option Scheme Meeting	10:30am (Melbourne time) on 8 November 2023
Court hearing for approval of the Schemes	16 November 2023 at 10:15am (Melbourne time)
Effective Date of the Schemes	17 November 2023
Last date of trading of Shares on ASX	17 November 2023
Record Date for determining entitlements to the Share Scheme Consideration and the Option Scheme Consideration	7:00pm (Melbourne time) on 21 November 2023
Implementation Date for the Schemes	28 November 2023
Delisting of Incannex from the official list of ASX	29 November 2023
Admission of Incannex US on Nasdaq	29 November 2023
First day of quotation of Incannex US Shares on Nasdaq	Expected to commence promptly following the Implementation Date

*	All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of Incannex and Incannex US, including the Court approval process and the satisfaction or waiver of the conditions precedent to the completion of the Schemes by each of Incannex and Incannex US. Any changes to the above timetable will be announced to ASX and Nasdaq and will be available on Incannex’s website at https://www.incannex.com/.

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